June 7, 2005


VIA USMAIL and FAX (704) 944-2039
Mail Stop 4561

Ms. Pamela B. Bruno
Vice President - Treasurer and Chief Accounting Officer
BNP Residential Properties, Inc.
301 S. College St., Suite 3850
Charlotte, NC 28202-6024

Re:	BNP Residential Properties, Inc.
      Form 10-K for the year ended 12/31/2004
      File No. 001-09496

Dear Ms. Pamela B. Bruno:

      We have reviewed your response letter dated April 15, 2005 and have the following additional comments. These comments should be addressed in all future filings with the Commission, if indicated. Supplementally provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7.   Management`s Discussion and Analysis of Financial
Condition
and Results Of Operations.

Funds from Operations, pages 22 - 24

1. We have considered your response to comment 1 and note that you use FAD as a measure of your liquidity. We continue to question a presentation in which you use a non-GAAP performance measure as an anchor to a non-GAAP liquidity measure. Please advise or revise future filings to reconcile FAD from the most comparable GAAP measure. Reference is made to Item 10(e)(1)(i)(B) of Regulation S-K.




Financial Statements and Notes

Note 11 - Subsequent Events, page 64

The Villages of Chapel Hill - Phase 5

2. We note from the third paragraph on page 10 of your first quarter
Form 10-Q, that you determined that the limited partners had certain voting rights that precluded control by the general partner. Please tell us what rights held by your limited partners were used in reaching your conclusion. Contrast these with the rights disclosed in your response to comment 2 that you considered to be non-substantive participating rights. Lastly, please advise us where you are accounting for the earnings associated with this equity method investment. To the extent these amounts were recorded in revenues, advise us what consideration was given to Rule 5-03 of Regulation S-
X.

*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3413 if you have questions.



						Sincerely,



Cicely Luckey
Accounting Branch Chief






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BNP Residential Properties, Inc.
June 7, 2005
Page 1